SCHEDULE 13G

AMENDMENT NO _______

NAME OF ISSUER:  NSC HEALTHCARE INC.

TITLE OF CLASS OF SECURITIES: CLASS A STOCK

CUSIP NUMBER: 628874109
CUSIP NO. 628874109

1) Names of Reporting Person S.S. or I.R.S. Identifications of Nos. of Above Persons

     First of America Investment Corporation also doing business as Securities Counsel, Inc. and First of America

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) X

3)  SEC Use Only

4)  Citizenship or Place of Organization:
     Kalamazoo, Michigan


Number
   of          (5) Sole Voting Power
Shares    570,600
Beneficially
Owned By  (6) Shared Voting Power
Each                564,700
Reporting (7) Sole Dispositive Power
Person    570,600
With      (8) Shared Dispositive Power
          0
9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     570,600
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
          n/a
11) Percent of Class Represented by Amount in Row 9.
     5.2%

(12) Type of Reporting Person - IA
Item 1(a) Name of Issuer:
NCS HEALTHCARE INC.

Item 1(b) Address of Issuer's Principal Executive Offices: 3201 ENTERPRISE PARKWAY, SUITE 220, BEACHWOOD, OHIO 44122

Item 2(a) Name of Person Filing - FIRST OF AMERICA INVESTMENT CORPORATION

Item 2(b) Address of Principal Business Office or, if none, Residence:
303 NORTH ROSE STREET, SUITE 500 KALAMAZOO, MICHIGAN 49007

Item 2(c) Citizenship: MICHIGAN U.S.A.

Item 2(d) Title of Class of Securities:CLASS A STOCK

Item 2(e) CUSIP Number: 628874109

Item 3: If this statement is filed pursuant ot Rule 13d-1(b), or 13d-2(b), check whether the person is filing is a:

     (a) __Broker or Dealer registered under Section 15 of the Act
     (b) __Bank as defined in section 3(a)(6) of the Act
     (c) __Insurance Company as defined in section 3(a)(19) of the Act
     (d) __Investment Company registered under section 8 of the Investment Company Act
     (e) x Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) __Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
     (g) __Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)
     (h) __Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4 - Ownership:

If the percent of the class owned as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially owned.
          570,600
     (b) Percent of class
          5.15%
     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote - 564,700
          (ii) shared power to vote or to direct the vote - 0
          (iii) sole power to dispose or to direct the disposition of  - 570,600
          (iv) shared power to dispose or to direct the disposition of - 0

Item 5 - Ownership of Five percent or less of a class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
_______.  N/A

Item 6 - Ownership of More Than Five percent on behalf of another person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding
Company. N/A

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
N/A

Item 8 - Identification and Classification of Members of the Group. N/A

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group. N/A

Item 9 - Notice of Dissolution of Group. N/A

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A

Item 10 - Certification.

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and sere not acquired in connection with or as a participant in any transaction having such purposes or effect.

Date

Signature

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.